Exhibit 4.4



The following amendments to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") were adopted on February 11, 2002:

o Effective April 1, 2002, the Vanguard Total International Stock Index Fund was removed as an investment option and the BGI EAFE Equity Fund was added as an investment option.

o Effective April 1, 2002, the Morgan Stanley Institutional Mid Cap Growth Fund was removed as an investment option and the Invesco Dynamics Fund was added as an investment option.